UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Amendment No. ___)*

Under the Securities Exchange Act of 1934

Neah Power Systems, Inc.

(Name of Issuer)

Common Stock , $0.001 par value per share

(Title of Class of Securities)

63948P206

(CUSIP Number)

December 10, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 Pages

CUSIP No. 63948P206	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sierra Trading Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	5.	SOLE VOTING POWER 520,789,485 shares of Common Stock (1) (2)
NUMBER OF SHARES BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0 shares of Common Stock (2)
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 520,789,485 shares of Common Stock (1) (2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 26.5% (3)
12.	TYPE OF REPORTING PERSON CO

(1)

This is the number of shares eligible for conversion as of December 10, 2015. The exact number of shares is not determinable at this time because the Series B preferred shares are convertible into shares of our common stock based on the future trading price of our common stock. Holders of Series B preferred stock (“Series B”) have no redemption rights and earn interest at 6% per annum. The holders of the Series B are entitled to vote with the holders of common stock a number of votes equal to the number of common shares available by conversion.

(2)

Series B is convertible into common stock, at the sole discretion of the issuers management, except in the event of the resignation or termination of Dr. Gerard C. D’Couto, our current President and Chief Executive Officer in which case the holders of the Series B can elect to convert the Series B stock to common stock. As well we have the right to redeem the Series B in cash at the face amount plus any unpaid dividends. Only after conversion does the holder have sole power to dispose or direct the disposition of shares.

(3)

Percentage is based on the Issuer’s 1,364,005,829 outstanding shares of common stock as recorded by the company’s transfer agent on December 10, 2015 less shares held in reserve. In accordance with SEC rules, when we computed the number of shares of common stock beneficially owned and the percentage ownership, we deemed as outstanding shares of common stock subject to options or warrants or convertible securities held by that person that are currently exercisable or exercisable within 60 days of December 10, 2015. That number of shares is 1,856,989,580.

Item 1(a).	Name of Issuer:

Neah Power Systems, Inc. a Nevada corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

22118 20th Ave SE Suite 142

Bothell WA, 98021

Item 2(a).	Name of Persons Filing:

Sierra Trading Corp.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

520 Brickell Key Drive

Unit 1607

Miami, FL 33131

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common stock, $0.001 par value per share

Item 2(e).	CUSIP Number:

63948P206

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned: 520,789,485 shares of Common Stock

(b)

Percent of class:  26.5% (Percentage is based on the Issuer’s 1,364,005,829 outstanding shares of common stock as recorded by the company’s transfer agent on December 10, 2015 less shares held in reserve. In accordance with SEC rules, when we computed the number of shares of common stock beneficially owned and the percentage ownership, we deemed as outstanding shares of common stock subject to options or warrants or convertible securities held by that person that are currently exercisable or exercisable within 60 days of December 10, 2015. That number of shares is 1,856,989,580.)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 520,789,485 shares of Common Stock

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0 shares of Common Stock (4)

(iv)	Shared power to dispose or to direct the disposition of: 0

__________

(4)

Series B is convertible into common stock, at the sole discretion of the issuers management, except in the event of the resignation or termination of Dr. Gerard C. D’Couto, our current President and Chief Executive Officer in which case the holders of the Series B can elect to convert the Series B stock to common stock. As well we have the right to redeem the Series B in cash at the face amount plus any unpaid dividends. Only after conversion does the holder have sole power to dispose or direct the disposition of shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐ .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2015	/s/ Daisy Rodriguez Arnold
Daisy Rodriguez Arnold

President, Sierra Trading Corp.